FlickSwitch, LLC
A Pennsylvania Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

FlickSwitch, LLC

TABLE OF CONTENTS



To the Members of
FlickSwitch, LLC
Pittsburgh, Pennsylvania

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of FlickSwitch, LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in unitholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 27, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FLICKSWITCH, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 14,620	$ 113,736
Merchant processing receivable	39,152	-
Deposits	440	-
Total Current Assets	54,212	113,736
TOTAL ASSETS	$ 54,212	$ 113,736
LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 41,955	$ 14,022
Merchant processing payable	-	76,002
Due to unitholder	11,101	16,901
Total Current Liabilities	53,056	106,925
Non-Current Liabilities:		
Convertible notes payable, net	15,600	-
Total Non-Current Liabilities	15,600	-
Simple Agreements for Future Equity (See Note 6)	-	-
Total Liabilities	68,656	106,925
Unitholders' Equity (Deficiency):		
Membership units, no par, 1,000,000 units authorized, 994,500 and 964,500 units issued and outstanding, 789,500 and 741,000 units vested as of December 31, 2016 and 2015, all respectively.	35,866	(14,270)
Retained earnings (accumulated deficit)	(50,310)	21,081
Total Unitholders' Equity (Deficiency)	(14,444)	6,811
TOTAL LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)	$ 54,212	$ 113,736

FLICKSWITCH, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues, net	$ 384,321	$ 221,824
Cost of net revenues	(98,613)	(30,036)
Gross profit	285,708	191,788
Operating Expenses:		
Compensation and benefits	220,016	149,455
Sales and marketing	72,535	25,782
General and administrative	49,243	21,244
Research and development	13,853	5,064
Total Operating Expenses	355,647	201,545
Loss from operations	(69,939)	(9,757)
Other Expenses:		
Interest expense	(1,452)	-
Total Other Expenses	(1,452)	-
Net Loss	$ (71,391)	$ (9,757)

FLICKSWITCH, LLC
STATEMENTS OF CHANGES IN UNITHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

| | Membership Units | | Retained Earnings (Accumulated Deficit) | Total Unitholders' Equity (Deficiency) |
	Units	Amount		
Balance at December 31, 2014	788,500	$ (16,901)	$ 30,838	$ 13,937
Issuance of units	226,000	-		-
Retirement of units	(50,000)	-		-
Equity-based compensation costs		2,631		2,631
Net loss			(9,757)	(9,757)
Balance at December 31, 2015	964,500	(14,270)	21,081	6,811
Issuance of units	30,000	-		-
Equity-based compensation costs		50,136		50,136
Net loss			(71,391)	(71,391)
Balance at December 31, 2016	994,500	$ 35,866	$ (50,310)	$ (14,444)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FLICKSWITCH, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (71,391)	$ (9,757)
Adjustments to reconcile net loss to net cash provided		
by (used in) operating activities:		
Equity-based compensation	50,136	2,631
Changes in operating assets and liabilities:		
Change in merchant processing receivables and payables	(115,154)	83,002
Change in deposits	(440)	-
Change in payables and accrued expenses	27,933	11,500
Net Cash Provided by (Used in) Operating Activities	(108,916)	87,376
Cash Flows from Investing Activities		
Net Cash Used in Investing Activities	-	-
Cash Flows from Financing Activities		
Repayment of unitholder loan	(5,800)	-
Issuance of convertible note	15,600	-
Net Cash Provided by Financing Activities	9,800	-
Net Change In Cash	(99,116)	87,376
Cash at Beginning of Period	113,736	26,360
Cash at End of Period	$ 14,620	$ 113,736
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FLICKSWITCH, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

FlickSwitch, LLC (the "Company"), is a limited liability company organized January 1, 2011 under the laws of Pennsylvania. The Company does business as TopScore. The Company operates an events management platform for sports organizations, TopScore, which facilitates events, registrations, and payment processing.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned operations, and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables and no allowances as of either date.

Merchant Processing Receivables and Payables

The Company provides credit card processing functionality on its platform, which results in timing-related accruals, which the Company recognizes on a net basis. When the Company forwards payments ahead of funding, the Company recognizes a receivable. If the Company receives funds before remitting payment to the merchant, a payable exists. As of December 31, 2016 and 2015, the Company recognized a $39,152 receivable and $76,002 payable, respectively, related to merchant processing services.

Property and Equipment and Intangible Assets

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives. The Company also capitalizes patent filing costs and related legal expenses when management perceives a future economic benefit. The Company amortizes such costs on a straight-line basis over an estimated useful life of 15 years. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2016 and 2015, the Company held no property and equipment or intangible assets.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company includes credit card processing fees in costs of net revenues.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Recent Accounting Pronoucements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2016 the Company's available cash was $14,620. The Company incurred a substantial loss from operations and had negative cash flows from operating activities for the year ended December 31, 2016. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections and certain liquidity risks raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: DUE TO MEMBERS

As discussed in Note 6, the Company repurchased 250,000 units of the CTO's equity interest in 2012 in exchange for a promise to pay $16,901. This loan carries no specific terms and is due on demand. During 2016, the Company repaid $5,800 to the unitholder. As of December 31, 2016 and 2015, the outstanding balance was $11,101 and $16,901, respectively.

NOTE 5: CONVERTIBLE NOTE PAYABLE

In June 2016, the Company issued a $15,600 principal convertible note payable to an investor. The convertible note payable bears interest at 5% and matures in June 2021. No principal or interest payments are due prior to maturity. Accrued interest as of December 31, 2016 totaled $754.

The convertible note payable's principal and then accrued and unpaid interest is optionally convertible into the Company's membership units upon a qualified equity financing of at least $500,000, a sale of the Company, or other significant transaction events (each as further defined in the agreement) at a price per share equal to 70%-95% of the price per share paid by the investors in the triggering financing event. The applicable rates for the conversion calculation are as follows:

- Year 1:   95%
- Year 2:   90%
- Year 3:   85%

- Year 4: 80%
- Year 5: 75%
- Thereafter: 70%

Company determined that this note contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the conversion discounts. However, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, will be recognized if and upon consummation of a conversion triggering event, which has not occurred as of December 31, 2016.

NOTE 6: UNITHOLDERS' EQUITY (DEFICIENCY)

Membership Units

The Company has authorized the issuance of 1,000,000 units of a single class of membership units. Such units carry one equal vote with respect to all member actions and entitle the holder to a pro rata portion of profits and losses.

On an annual basis, the Company determines distributions to each unitholder. Distributions are derived from available funds after profits and losses and after provision for all expenses and liabilities. Outside of this distribution process, no unitholder holds rights to return of capital.

Equity Activity

Upon inception, the Company issued 1,000,000 units to the Company's CEO and Chief Technology Officer ("CTO"), all of which vested prior to 2014. On January 1, 2012, the Company repurchased 250,000 units from the CTO in exchange for a loan to be repaid as the Company is able and with no set terms. The loan remains outstanding as of December 31, 2016 and 2015, as discussed in Note 4.

In 2013, the Company engaged three consultants, resulting in the issuance of 26,000 membership units, all of which vested during 2013 and 2014.

In July 2014, the Company issued 12,500 units to the Company's incoming CEO in exchange for acquiring an events management platform.

In January 2015, the former CEO agreed to surrender 50,000 units to the Company for no consideration in connection with his departure.

During 2015, the Company issued 200,000 restricted units to the CFO and 26,000 units to consultants and employees. 2,500 of these units vested in 2015, 48,500 vested in 2016, and the remainder will vest from 2017-2019. Total equity-based compensation expense related to these issuances was $2,631 in 2015 and $50,136 in 2016.

In 2016, the Company issued 30,000 units to employees and consultants. All of these units vest in 2018 and 2019.

As of December 31, 2016 and 2015, 994,500 and 964,500 units were issued and outstanding, respectively. Of these units, 789,500 and 741,000 had fully vested as of December 31, 2016 and 2015, respectively. The following is a schedule of unit vesting activities to date and vesting schedules for future vesting applicable to membership unit grants not yet fully vested:

Restricted units issued in 2015	226,000
Units vested during 2015	(2,500)
Unvested units, 12/31/2015	223,500
Restricted units issued in 2016	30,000
Units vested during 2016	(48,500)
Unvested units, 12/31/2016	205,000

Remaining unvested units will vest as follows:	
2017	40,000
2018	97,500
2019	67,500
Total unvested shares	205,000

Total equity-based compensation expense related to such vesting of employee unit grants totaled $50,136 and $2,631 for the years ended December 31, 2016 and 2015, respectively.

The Company has not approved or established an employee stock plan. All membership unit issuances since inception have occurred outside any such plan. Such issuances may draw the scrutiny of taxation authorities and may result in future liabilities, which are neither quantifiable nor predictable as of the issuance of these financials statements.

SAFE Agreements

From inception through December 31, 2016, the Company has granted employees and consultants incentives under SAFE agreements. The SAFE Agreements entitle holders to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of each SAFE agreement's purchase amount, which is generally defined as a fixed dollar amount representing the provided incentive, into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is whichever provides for a greater number of shares of preferred stock between: A) the purchase amount divided by the price per share determined by a pre-money valuation of $5,875,000 on the Company's then outstanding capitalization (as further defined in the agreements); B) the purchase amount divided by the price per share determined by the product of the pricing used in the triggering preferred stock financing event and 90% if conversion occurs in months 0-6 after the issuance, 85% if conversion occurs in months 7-24 after issuance, or 80% if conversion occurs in months 25 or greater after issuance.

In the case of a liquidation event (as defined in the SAFE agreements), the SAFE agreements are convertible into either: A) cash of the purchase amount; B) the number of shares determined by dividing the purchase amount by the Company's then outstanding capitalization.

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event and anti-dilution protections entitling the converted shares from the SAFE agreements to receive additional shares to maintain their set percentage ownership prior to additional share issuances.

Through December 31, 2016, employees and consultants have received incentives in the form of SAFE agreements with such agreements providing face amounts totaling $678,981, of which $387,191 had vested as of December 31, 2016, $228,180 will vest in 2017 and $63,610 will vest in 2018. SAFE-based compensation commitments at present accrue at $16,090 per month, and vest one year from each grant date. Further, the CFO receives a 5% SAFE-based commission on sales from account managers and sales representatives under his oversight. Since no equity financing is foreseeable, no preferred unit class has been established at present, it is not likely a liquidation or dissolution event will occur at present, the Company has not committed to pay such compensation absent a qualified equity financing or other trigger defined in the agreements, and any value to the SAFE agreements is contingent upon such future events which are outside the SAFE holders' control, no liability or expense has been recorded through December 31, 2016 as the agreements are of trivial value under the aforementioned circumstances. The Company will re-assess the likelihood of a qualified equity financing event at each reporting period, which may result in future recognition of liabilities and expenses.

NOTE 7: LEASE AGREEMENT

In March 2016, the Company entered into a month-to-month lease agreement for office space. The agreement calls for monthly payments of $440. Expenses related to this lease during the year ended December 31, 2016 totaled $4,445. As of December 31, 2016, the Company had an outstanding deposit of $440 pertaining to this lease, which will be released upon termination of the contract.

NOTE 8: CONTINGENCIES

Various agreements the Company has entered into contain terms of questionable legal validity or enforceability, or may draw the scrutiny of taxation authorities and result in future liabilities, particularly surrounding equity arrangements. The results of such cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.